UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 2)

                               ARCHON CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Archon Corp 8% Series Preferred
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03957P 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 21, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 03957P 20 0
--------------------------------------------------------------------------------
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw Laminar Portfolios, L.L.C.               FEIN 01-0577802
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              707,550
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                707,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            707,550
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 03957P 20 0
--------------------------------------------------------------------------------
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw & Co., L.L.C.                            FEIN 13-3799946
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              707,550
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                707,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            707,550
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 03957P 20 0
--------------------------------------------------------------------------------
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw & Co., L.P.                            FEIN 13-3695715
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              707,550
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                707,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            707,550
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IA, PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 03957P 20 0
--------------------------------------------------------------------------------
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            David E. Shaw
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              707,550
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                707,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            707,550
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

     This Amendment amends and supplements the Schedule 13D originally filed on June 17, 2005, as amended and supplemented by the Schedule 13D/A filed on June 28, 2005, and is being filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LLC and DESCO LP, collectively, the "Reporting Persons"), relating to the 8% preferred stock ("Preferred Stock") and the common stock ("Common Stock") of Archon Corporation, a Delaware corporation (the "Issuer"). Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any equity securities for purposes of Section 13(d) of the Exchange Act or for any other purpose or that any Reporting Person has an obligation to file this
Schedule 13D.


Item 1.   Security and Issuer.

     The information in this Item 1 is hereby amended and restated in its entirety as follows:

     This statement on Schedule 13D relates to the Preferred Stock and the Common Stock, of the Issuer, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 4336 Losee Road, Suite 5, North Las Vegas, NV 89030.

Item 2.   Identity and Background.

     The information in this Item 2 is hereby amended and restated in its entirety as follows:

     (a), (f) This statement is filed on behalf of Laminar, DESCO LLC, DESCO LP, and David E. Shaw. The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference.

     (b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.

     (c) The principal business of Laminar is that of a limited liability company focusing primarily on distressed-securities related investment strategies. Laminar has no executive officers or directors. The principal business of DESCO LLC is to act as managing member to certain funds, including without limitation Laminar. The principal business of DESCO LP is to act as an investment adviser to certain funds, including without limitation Laminar.
D. E. Shaw & Co., Inc. ("DESCO Inc."), a Delaware corporation, is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc. ("DESCO II, Inc."), a Delaware corporation, is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

     (d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

     The information in this Item 3 is hereby amended and supplemented by inserting the following text:

     In acquiring 346,550 shares of Preferred Stock since June 28, 2005, Laminar invested approximately $1,643,228 (excluding commissions) of its working capital.

Item 4.   Purpose of Transaction.

     The information in this Item 4 is hereby amended and supplemented by inserting the following text:

     Promptly following this filing, the Reporting Persons intend to file a
Schedule 13G reporting their ownership positions. The Reporting Persons believe they are not required to report their ownership positions on a Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

         The information in this Item 5 is hereby amended and restated in its entirety as follows:

     (a) Laminar owns 707,550 shares of Preferred Stock, representing 16.0% of the Preferred Stock outstanding and deemed to be outstanding based upon the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission (the "SEC") on June 1, 2007.

     Laminar owns 300,000 shares of Common Stock, representing 4.8% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2007.

     (b) Laminar will have the power to vote or to direct the vote (and the power to dispose or direct the disposition of) the Preferred Stock and Common Stock.

     DESCO LLC as Laminar's managing member and DESCO LP as Laminar's investment adviser also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Preferred Stock and Common Stock. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote (and the shared power to dispose or direct the disposition of) of the Preferred Stock and Common Stock. As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared the power to dispose or direct the disposition of) the Preferred Stock and Common Stock. None of DESCO LLC, DESCO LP, DESCO Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Preferred Stock and Common Stock.

     David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Preferred Stock and Common Stock, and therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the Preferred Stock and Common Stock.

     As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Preferred Stock and Common Stock other than the shares owned by Laminar.

     (c) On March 21, 2006, Laminar acquired 80,850 shares of Preferred Stock for the price of $4.55 per share. On March 22, 2006, Laminar acquired 265,700 shares of Preferred Stock for the price of $4.80 per share. The transactions listed above were effected in brokered transactions in the OTC marketplace.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock and Common Stock owned by Laminar.

     (e) Not applicable.

Item 7.    Material to be Filed as Exhibits

Exhibit 1. Power of Attorney, granted by David E. Shaw relating to
           D. E. Shaw & Co., Inc. in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2. Power of Attorney, granted by David E. Shaw relating to
           D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct. Powers of Attorney, dated February 24, 2004 granted by David E. Shaw in favor of the signatories hereto, are attached hereto.

Dated:  June 26, 2007

                                           D. E. Shaw Laminar Portfolios, L.L.C.

                                           By: D. E. Shaw & Co., L.L.C., as
                                               managing member

                                               By: /s/ Julius Gaudio
                                                   -----------------------------
                                                   Managing Director



                                           D. E. Shaw & Co., L.L.C.

                                           By: /s/ Julius Gaudio
                                               ---------------------------------
                                               Managing Director



                                           D. E. Shaw & Co., L.P.

                                           By: /s/ Julius Gaudio
                                               ---------------------------------
                                               Managing Director



                                           David E. Shaw

                                           By: /s/ Julius Gaudio
                                               ---------------------------------
                                               Attorney-in-Fact for
                                               David E. Shaw